SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D. Chairman of the Board Medical Equity Dynamics, LLC 370 Ravine Drive Highland Park, IL 60035 Telephone no. (847) 433-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20741M03

1	Name of Reporting Person James H. Desnick, M.D.
2	Check the Appropriate Box if Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Reorganization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,209,870
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,209,870
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.4% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (the “Statement”), as amended, relating to the shares of common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc. (the “Company”) and a Warrant issued by the Company to purchase up to 91,570 shares of Common Stock (the “Warrant”), plus such additional number of shares of Common Stock as may become issuable pursuant to the “anti-dilution” provisions of the Warrant.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On May 12, 2011, James H. Desnick, M.D. (“Desnick”) submitted to the Company’s Board of Directors a non-binding letter (the “Proposal”) proposing to acquire the Company at a purchase price of $3.85 per share of Common Stock, for a total of $57,008,000, based on the Company’s fully diluted shares outstanding (the “Proposed Transaction”). On June 24, 2011, Desnick and the Company extended their previously disclosed exclusivity agreement in connection with the Proposed Transaction (the “Exclusivity Extension”). Pursuant to the Exclusivity Extension, the Company has agreed, among other things, not to solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company until the earlier of (i) 5:00 p.m., New York time, on July 8, 2011, (ii) the date on which a definitive agreement with Desnick with respect to the Proposed Transaction is entered into and (iii) the date on which Desnick notifies the Company that he does not wish to proceed with the Proposed Transaction. Levine Leichtman Capital Partners, Inc. (“LLCP”) is a third party beneficiary of the Exclusivity Extension.

Desnick cannot provide any assurances that any definitive agreement with the Company relating to the Proposed Transaction will be entered into or receive approval from the Board of Directors or that the Proposed Transaction will be completed. Except as set forth in the Exclusivity Extension, no binding obligation on the part of the Company, LLCP or Desnick shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed and delivered.

Except for Desnick’s plans and proposals as set forth in the Proposal and the Exclusivity Extension, Desnick does not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A (although Desnick reserves the right to develop such plans).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

On June 24, 2011, Desnick and the Company entered into the Exclusivity Extension. The description of the Exclusivity Extension in Item 4 is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2011	/s/ James H. Desnick
James H. Desnick, M.D.